UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14F- 1/A

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

EXCALIBER ENTERPRISES, LTD.
(Exact name of registrant as specified in its charter)

Nevada	000-54014	20-5093315
(State of Incorporation)	(Commission File Number)	(IRS Employer ID No.)

384 Oyster Point Boulevard, No. 8
South San Francisco, California 94080
(Address of Principal Executive Offices)

(650) 244-9997
(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

INTRODUCTION

This Information Statement (this “Information Statement”) is being mailed on or about May 26, 2011 to the holders of record at the close of business on May 11, 2011 (the “Record Date”) of Common Stock, $0.001 par value per share (the “Common Stock”), of Excaliber Enterprises, Ltd.), a Nevada corporation (the “Company,” “we,” “us” or “our”), in connection with the change in the majority of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Merger Agreement, dated as of May 11, 2011, by and among the Company, Excaliber Merger Subsidiary, Inc., a California corporation and wholly-owned subsidiary of the Company (“MergerSub”), and VistaGen Therapeutics, Inc., a California corporation (“VistaGen”) (the “Merger Agreement” and the “Merger”).  A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 16, 2011.  Information relating to the Merger Agreement as described or summarized in this Information Statement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, which is hereby incorporated in this Information Statement by reference.

Unless otherwise noted, all information in this Information Statement assumes that all share, option and warrant numbers reflect post-Merger totals of the Company’s Common Stock, after giving effect to the exchange ratio described in the Merger Agreement, with such exchange ratio of Company and VistaGen shares equaling one-half (1/2) of one share of the Company’s Common Stock in exchange for each one (1) share of VistaGen Common Stock (the “Exchange Ratio”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
 PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY’S STOCKHOLDERS.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES

On the Record Date, 7,620,952 shares of Common Stock of the Company were issued and outstanding and the holders thereof are entitled to cast one vote per share.

CHANGE OF CONTROL

On the Record Date, MergerSub merged with and into VistaGen, with VistaGen remaining as the surviving corporation and with the shareholders of VistaGen exchanging all of their VistaGen Common Stock for a total of 6,836,452 shares of Common Stock of the Company, constituting approximately 90% of the outstanding shares of Common Stock of the Company.  Each such VistaGen shareholder received one-half (1/2) of one share of the Company’s Common Stock in exchange for each one (1) share of VistaGen Common Stock.

CHANGE IN THE MAJORITY OF DIRECTORS

Pursuant to the Merger Agreement and the closing of the Merger, on the Record Date, Shawn K. Singh, J.D. and Jon S. Saxe were appointed directors of the Company. In addition, the following changes to the Company’s Board of Directors took place on the Record Date: (i) Stephanie Y. Jones and Matthew L. Jones, the Company’s only directors prior to the Merger, tendered their resignations as directors, with such resignations to be effective as of the 10th day following the filing of this Information Statement; and (ii) H. Ralph Snodgrass, Ph.D., Gregory A. Bonfiglio, J.D. and Brian J. Underdown, Ph.D. were appointed directors, with such appointments to be effective as of the 10th day following the filing of this Information Statement with the SEC.

Pursuant to the Merger Agreement and the closing of the Merger, the following resignations and appointments of the Company’s executive officers were effective on the Record Date: (i) Stephanie Y. Jones resigned as President and Chief Executive Officer; (ii) Matthew L. Jones resigned as Secretary and Treasurer; (iii) Shawn K. Singh, J.D. was appointed as Chief Executive Officer; (iv) H. Ralph Snodgrass, Ph.D. was appointed President and Chief Scientific Officer; and (v) A. Franklin Rice was appointed Chief Financial Officer and Secretary.

DIRECTORS AND EXECUTIVE OFFICERS

The effect of the aforementioned resignations and appointments of directors of the Company is that on or about the 10th day after the filing of this Information Statement with the SEC, a change in majority control of the Company’s Board of Directors shall be effective and, together with the resignations and appointments of the executive officers of the Company on the Record Date, the following will be the new executive officers and directors of the Company:

Name	Age	Position
Shawn K. Singh, J.D.	48	Chief Executive Officer and Director
H. Ralph Snodgrass, Ph.D.	61	President, Chief Scientific Officer and Director
A. Franklin Rice, MBA	57	Chief Financial Officer and Secretary
Jon S. Saxe	74	Chairman of the Board of Directors
Gregory A. Bonfiglio, J.D.	58	Director
Brian J. Underdown, PhD.	70	Director

A stockholder vote was not required and was not taken with respect to the appointment of the new directors.

The following is a brief summary of the background of each of our executive officers, and directors, including their principal occupation during the five preceding years.

Shawn K. Singh, J.D. joined VistaGen as Chief Executive Officer in August 2009; he joined VistaGen’s Board of Directors in 2000.  Upon completion of the Merger, on the Record Date, Mr. Singh became Chief Executive Officer and a director of Excaliber. Mr. Singh served on VistaGen’s management team on a part-time basis from late-2003, following VistaGen’s acquisition of Artemis Neuroscience, of which he was President, to August 2009. Mr. Singh has 20 years of experience working with biotechnology, medical device and pharmaceutical companies, both private and public. From February 2001 to August 2009, Mr. Singh served as Managing Principal of Cato BioVentures, a life science venture capital firm and one of our largest institutional investors, and as Chief Business Officer and General Counsel of Cato Research, a global contract research organization affiliated with Cato BioVentures. Mr. Singh served as President (part-time) of Echo Therapeutics (OTCBB: ECTE), a medical device company focused on diabetes management, from September 2007 to June 2009, and as Chief Executive Officer (part-time) of Hemodynamic Therapeutics, a privately-held company focused on cardiovascular disease, from November 2004 to August 2009. From late-2000 to February 2001, Mr. Singh served as Managing Director of Start-Up Law, a management consulting firm serving early-stage biotechnology companies. Mr. Singh served as Chief Business Officer of SciClone Pharmaceuticals (Nasdaq: SCLN) from late-1993 to late-2000 and as a corporate finance associate of Morrison & Foerster LLP, an international law firm, from 1991 to late-1993. Mr. Singh also currently serves as a member of the Board of Directors of Armour Therapeutics, a privately-held company focused on prostate cancer, Echo Therapeutics and Hemodynamic Therapeutics. Mr. Singh is a member of the State Bar of California.

H. Ralph Snodgrass, Ph.D. founded VistaGen in 1998 and served as VistaGen’s Chief Executive Officer until August 2009. Upon completion of the Merger, on the Record Date, Dr. Snodgrass became our President and Chief Scientific Officer. Dr. Snodgrass will become a director of Excaliber as of the 10th day following the filing of this Information Statement with the SEC. Prior to joining us, Dr. Snodgrass was a key member of the executive management team which lead Progenitor, Inc., a biotechnology company focused on developmental biology, through its initial public offering, and was its Chief Scientific Officer from June 1994 to May 1998, and its Executive Director from July 1993 to May 1994. He received his Ph.D. in immunology from the University of Pennsylvania, and has more than 15 years of experience in senior biotechnology management and over 10 years research experience as a professor at the Lineberger Comprehensive Cancer Center, University North Carolina Chapel Hill School of Medicine, and as a member of the Institute for Immunology, Basel, Switzerland. Dr. Snodgrass is a past Board Member of the Emerging Company Section of the Biotechnology Industry Organization (BIO), and past member of the International Society Stem Cell Research Industry Committee. Dr. Snodgrass has published more than 50 scientific papers, is the inventor on more than 17 patents and a number of patent applications, is, or has been, the principal investigator on U.S. federal and private foundation sponsored research grants with budgets totaling more than $14.5 million and is recognized as an expert in stem cell biology with more than 17 years experience in the uses of stem cells as biological tools for drug discovery and development.

A. Franklin Rice, MBA serves as VistaGen’s Chief Financial Officer and Secretary. Since joining VistaGen in 1999, Mr. Rice has previously served as Senior Vice President, Finance and Administration and Vice President, Business Development of VistaGen. Upon completion of the Merger, on the Record Date, Mr. Rice became our Chief Financial Officer and Secretary. Mr. Rice has been employed in the biotechnology industry since 1988 during which time he has held positions of increasing responsibility. From 1988 to 1998, Mr. Rice served as Senior Director of Business Development at Genencor International and from 1998 to 1999 as Vice President of Biotechnology and Pharmaceuticals for Bechtel Group where he was responsible for global sales and marketing of consulting services to biotechnology and pharmaceutical companies. Mr. Rice serves on the Board of Directors of PrognosDx Health, Inc.  Mr. Rice earned his B.S.Ch.E. with honors from Clarkson University, an MBA degree with a double major in finance and marketing from University of Rochester’s Simon School of Business and a second Master’s degree in business from Massachusetts Institute of Technology.

Jon S. Saxe, J.D. served as Chairman of VistaGen’s Board of Directors since 2000. He was also the Chairman of VistaGen’s Audit Committee. Upon completion of the Merger, on the Record Date, Mr. Saxe became a director of Excaliber. He is the retired President and was a director of PDL BioPharma. From 1989 to 1993, he was President, Chief Executive Officer and a director of Synergen, Inc. (acquired by Amgen). Mr. Saxe served as Vice President, Licensing & Corporate Development for Hoffmann-Roche from 1984 through 1989, and Head Patent Law from 1978 through 1989. Mr. Saxe currently is a director of SciClone Pharmaceuticals, Inc. (Nasdaq: SCLN) and Durect Corporation (Nasdaq: DRRX), and two private biotechnology companies, Arbor Vita Corporation and Arcuo Medical, LLC. Mr. Saxe also has served as a director of other biotechnology and pharmaceutical companies, including ID Biomedical (acquired by GlaxoSmithKline), Sciele Pharmaceuticals, Inc. (acquired by Shionogi), Amalyte (acquired by Kemin Industries), Cell Pathways (acquired by OSI Pharmaceuticals), and other companies, both public and private. Mr. Saxe has a B.S.Ch.E. from Carnegie-Mellon University, a J.D. degree from George Washington University and an LL.M. degree from New York University.

Gregory A. Bonfiglio, J.D. joined VistaGen’s Board of Directors in February 2007 and will become a director of Excaliber as of the 10th day following the filing of this Information Statement with the SEC. Mr. Bonfiglio has over 25 years experience working with technology companies. In January 2006, he founded Proteus, LLC and has acted as the managing partner of such company since then. Proteus is an investment and advisory firm focused solely on regenerative medicine (“RM”). Proteus operates three separate businesses: Proteus Venture Partners, which manages RM funds; Proteus Insights, which provides strategic consulting services to RM companies regarding funding, commercialization, clinical development, market entry, and sector analyses; and Proteus Advisors, which provides fundraising and M&A services to RM companies. Mr. Bonfiglio is a Member of the International Society for Stem Cell Research (ISSCR) and is on its Advisory Board, as well as their Industry and Finance Committees. He is also a Member of the International Society for Cellular Therapy (ISCT) and is on its Commercialization Committee. From 2000 through 2005, Mr. Bonfiglio was a General Partner of Anthem Venture Partners, an early-stage venture fund focused on both biotechnology and information technology. Prior to joining Anthem, he was a Partner with Morrison & Foerster LLP, an international law firm, where he worked extensively with technology companies. Mr. Bonfiglio was an Adjunct Professor of Law at Stanford Law School, from 1996 to 2000. Since 1995, he has been a regular Guest Lecturer at the UC Berkley Haas Business School in the Top Down Law program. Mr. Bonfiglio received his B.A. in Mathematics (magna cum laude) from Michigan State University in 1975, and his J.D. (magna cum laude) from the University of Michigan Law School in 1981.

Brian J. Underdown, Ph.D. joined VistaGen’s Board of Directors in November 2009 and will become a director of Excaliber as of the 10th day following the filing of this Information Statement with the SEC. Since September 1997, Dr. Underdown has served as the Managing Director of Lumira Capital Corp., having started in the venture capital industry in 1997 with MDS Capital Corporation (MDSCC). His investment focus has been on therapeutics in both new and established companies in both Canada and the United States. Prior to joining MDSCC, Dr. Underdown held a number of senior management positions in the biopharmaceutical industry and at universities. Dr. Underdown’s past and current board positions include: ID Biomedical, Trillium Therapeutics, Cytochroma Inc., Argos Therapeutics, Nysa Membrane Technologies, Ception Therapeutics and Transmolecular Therapeutics. He has served on a number of Boards and advisory bodies of government sponsored research organizations including CANVAC, the Canadian National Centre of Excellence in Vaccines, Ontario Genomics Institute, Allergen, the Canadian National Centre of Excellence in Allergy and Asthma. Dr. Underdown obtained his Ph.D. in immunology from McGill University and undertook post-doctoral studies at Washington University School of Medicine.

Terms of Office

Our directors are appointed for one-year terms to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with our Bylaws and the provisions of the Nevada Revised Statutes.

Each of our executive officers is elected by, and serves at the discretion of, our Board of Directors until removed by the Board of Directors in accordance with our Bylaws and the provisions of the Nevada Revised Statutes.  Each of our executive officers devotes his full time to our affairs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our capital stock as of the Record Date for (a) each person or entity who is known by us to own beneficially 5% or more of our outstanding capital stock, (b) each of our named executive officers and directors, and (c) all of our directors and executive officers as a group.  For purposes of the following table, we have assumed the appointments of H. Ralph Snodgrass, Ph.D., Gregory Bonfiglio, J.D. and Brian Underdown. Ph.D. as directors, which appointments are anticipated to be effective as of the 10th day following the filing of this Information Statement.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of our Common Stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days after the Record Date. Except as otherwise indicated, all of the shares reflected in the table are shares of Common Stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership are based on 7,620,952 shares of Common Stock outstanding as of the Record Date. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of the Record Date. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of VistaGen Therapeutics, Inc., 384 Oyster Point Blvd., No. 8, South San Francisco, California 94080.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Beneficial Owners:
Cato BioVentures (1)	1,637,948	20.96%
Platinum Long Term Growth VII (2)	735,717	9.65%
University Health Network	541,250	7.10%
Directors and Named Executive Officers:
Shawn K. Singh, J.D. (3)	759,545	9.15%
H. Ralph Snodgrass, Ph.D. (4)	803,277	10.20%
A. Franklin Rice MBA (5)	314,275	3.96%
Jon S. Saxe (6)	102,578	1.33%
Gregory A. Bonfiglio, J.D.	53,228	*
Brian J. Underdown, Ph.D.	43,228	*
Directors and Named Executive Officers as a group (6 persons)	2,076,131	23.25%

* Less than one percent.

(1)
Includes 1,443,356 shares of Common Stock and warrants to purchase 194,592 shares of Common Stock, exercisable within 60 days of the Record Date, held by Cato Holding Company dba Cato BioVentures; excludes 8,566 shares of Common Stock and warrants to purchase 23,209 shares of Common Stock and options to purchase 1,458 shares of Common Stock exercisable within 60 days of the Record Date held by Dr. Allen Cato, the Chairman and Chief Executive Officer of Cato BioVentures; Dr. Cato disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Cato BioVentures. The address for Cato BioVentures is 4364 South Alston Avenue, Durham, North Carolina 27713.

(2)
Based solely on information available to us from our internal records, as of the Record Date. Consists of 735,717 shares of Common Stock held by Platinum Long Term Growth VII, LLC (“Platinum”). Excludes (i) 799,929 shares held by Platinum that may be acquired within 60 days of the Record Date upon the exercise of warrants, and (ii) 1,653,925 shares that may be acquired by Platinum upon conversion of senior convertible promissory bridge notes. The warrants and convertible promissory notes provide a limitation on the exercise of such warrants and notes, such that the number of shares of Common Stock that may be acquired by the holder upon exercise of the warrants or conversion of the notes is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise or conversion) of the Company without providing the Company with 61 days’ prior notice thereof. The effect of this 9.99% limitation, based on total capitalization of the Company as of the Record Date, is that Platinum is currently prohibited from exercising 799,929 warrants without providing the Company with 61 days’ prior notice of thereof.  The address for Platinum is 152 West 57th Street, 4th Floor, New York, NY 10019.

(3)
Includes 76,087 shares of Common Stock held by the 1997 Singh Family Trust U/R/D 5/29/97, options to purchase 624,682 shares of Common Stock exercisable within 60 days of the Record Date and warrants to purchase 58,776 shares of Common Stock exercisable within 60 days of the Record Date.

(4)	Includes options to purchase 257,861 shares of Common Stock exercisable within 60 days of the Record Date.
(5)
Includes warrants to purchase 2,223 shares of Common Stock, options to purchase 182,529 shares of Common Stock exercisable within 60 days of the Record Date and excludes 100,000 shares of Common Stock subject to a divorce decree.

(6)
Includes 17,354 shares of Common Stock, options to purchase 83,832 shares of Common Stock exercisable within 60 days of the Record Date, and warrants to purchase 1,392 share of Common Stock exercisable within 60 days of the Record Date.

(7)	Includes options to purchase 53,228 shares of Common Stock exercisable within 60 days of the Record Date.
(8)	Includes options to purchase 43,228 shares of Common Stock exercisable within 60 days of the Record Date.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding Common Stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Cato BioVentures

Cato Holding Company (doing business as Cato BioVentures) (“Cato BioVentures”) is our largest stockholder.  Cato BioVentures is the venture capital affiliate of Cato Research Ltd. (“Cato Research”), a global contract research and development organization (“CRO”).  Pursuant to a loan agreement, dated as of February 3, 2004 (the “2004 Cato Loan Agreement”), by and between Cato BioVentures and VistaGen, as amended, Cato BioVentures extended to VistaGen a $400,000 revolving line of credit. As of April 29, 2011, the outstanding balance under the 2004 Cato Loan Agreement was $247,273.  On April 29, 2011, the 2004 Cato Loan Agreement was terminated and VistaGen issued to Cato BioVentures an unsecured promissory note in the principal amount of $352,273 (the “2011 Cato Note”), which principal amount included the $247,273 outstanding balance on the terminated 2004 Cato Loan Agreement, as of April 29, 2011, and $105,000 of indebtedness owed by VistaGen to Cato BioVentures under the 2010 Cato Note (described below).  The 2011 Cato Note bears interest at the rate of 7.0% per annum, is payable in installments as follows:  ten thousand dollars ($10,000) each month, beginning June 1, 2011 and ending on November 1, 2011; twelve thousand five hundred dollars ($12,500) each month, beginning December 1, 2011, and each month thereafter until the balance under the 2011 Cato Note is paid in full, with the final monthly payment to be made in the amount equal to the then current outstanding balance of principal and interest due under the 2011 Cato Note.

During VistaGen’s fiscal year ended March 31, 2007, VistaGen entered into a strategic CRO services agreement (the “Cato Agreement”) with Cato Research related to contract research and project management services for the development of AV-101, VistaGen’s small molecule drug candidate in Phase 1 clinical development in the U.S. for treatment of neuropathic pain. Pursuant to the Cato Agreement, VistaGen submits work orders to Cato Research for CRO services for AV-101 development activities from time to time. Under the Cato Agreement, VistaGen incurred expenses of $567,582, $558,302 and $820,921 for the fiscal years ended March 31, 2010, 2009 and 2008, respectively, and $338,078 and $436,298 for the nine-month periods ended December 31, 2010 and 2009, respectively. As of the date of this report, VistaGen has authorized work orders for approximately $1,325,516 of future CRO services by Cato Research under the Cato Agreement.  An aggregate of $275,000 of such amount for future CRO services by Cato Research relating to our AV-101 program have been paid through the issuance to Cato BioVentures of an aggregate of 78,571 shares of Common Stock in April 2011 at a purchase price of $3.50 per share.  We anticipate that substantially all of the remaining $1,050,516 relating to such authorized work orders will be funded by our AV-101 clinical development grant from the U.S. National Institutes of Health (“NIH”).

In February 2007, Cato BioVentures agreed to convert $250,000 of VistaGen’s accounts payable for CRO services rendered by Cato Research into convertible promissory notes. In December 2007, VistaGen issued and sold to Cato BioVentures $562,368 of convertible promissory in exchange for cancellation of $562,368 of VistaGen’s accounts payable and accrued interest payable to Cato Research for all outstanding accounts payable related to CRO services rendered to VistaGen by Cato Research.

On October 30, 2009, VistaGen sold and issued to Cato BioVentures 375,000 shares of its Common Stock, at $3.00 per share, in exchange for cancellation of $1,125,000 of VistaGen’s accounts payable balance to Cato Research for CRO services incurred in 2009 and 2008.

On August 19, 2010, VistaGen issued to Cato BioVentures an unsecured promissory note in the principal amount of $455,000 (the “2010 Cato Note”) and a corresponding warrant to purchase up to 81,250 shares of Common Stock at an exercise price of $4.00 per share.  Immediately prior to the closing of the Merger, Cato BioVentures converted $395,500 of balance of the Cato 2010 Note into VistaGen securities, which, in connection with the closing of the Merger, were exchanged for 113,000 shares of Common Stock at a purchase price of $3.50 per share and warrants to purchase 28,250 shares of Common Stock at an exercise price of $5.00 per share on the Record Date. The remaining balance of $105,000 under the Cato 2010 Note was included in the principal amount of the 2011 Cato Note.

Shawn K. Singh, JD

Shawn K. Singh, JD joined as VistaGen’s Chief Executive Officer on a full-time basis on August 20, 2009.  Upon completion of the Merger, on the Record Date, Mr. Singh became Chief Executive Officer and a director of Excaliber.  From January 11, 2001 until he joined VistaGen’s management team on a part-time basis on April 23, 2003, VistaGen retained Mr. Singh and his former consulting firm, Start-Up Law, as a consultant to provide VistaGen with corporate development services. As a consultant, VistaGen issued to Mr. Singh three warrants to purchase a total of 27,949 shares of Common Stock at $1.60 per share and a promissory note, dated December 31, 2003, in the principal amount of $34,588, which promissory note accrued interest at the rate of 7.0% per annum through December 31, 2006 and has accrued no interest since that date. As of the Record Date, the outstanding principal and accrued interest under the promissory note was $35,999. In May 2011, VistaGen paid this note in full.  In December 2006, Mr. Singh exercised most of his then-outstanding options and warrants for a total of 75,908 shares of VistaGen’s Common Stock with a cash payment of $8,506 and issuance of a full-recourse promissory note in the principal amount of $103,411, which note accrued interest at a rate of 4.9% per annum and was secured by a pledge of the Common Stock purchased with the note. The outstanding balance of the full recourse note, as of May 11, 2011, was $128,185.  We cancelled the note on May 11, 2011, in connection with the closing of the Merger.

Franklin Rice

In March 2007, Franklin Rice, our Chief Financial Officer, exercised three option grants for a total of 26,340 shares of VistaGen’s Common Stock and issued a full-recourse promissory note in the principal amount of $46,360, which note accrued interest at a rate of 4.9% per annum and was secured by a pledge of the Common Stock purchased with the note.  The outstanding balance of the full recourse note, as of May 11, 2011, was $56,979.  We cancelled the note on May 11, 2011, in connection with the closing of the Merger.

Jon S. Saxe

Separately from his duties as Chairman of VistaGen’s Board of Directors, VistaGen engaged Jon Saxe as a management consultant from July 1, 2000 through December 31, 2009 to provide strategic and other business advisory services. As payment for consulting services rendered through March 31, 2010 for VistaGen, VistaGen has issued him warrants to purchase an aggregate of 11,782 shares of VistaGen’s Common Stock, of which he has exercised warrants for a total of 9,284 shares of Common Stock.  In addition, VistaGen issued him a promissory note, the outstanding principal and accrued interest of which was approximately $19,500 as of May 11, 2011.  On May 11, 2011, immediately prior to the Merger, Mr. Saxe converted this note into VistaGen securities, which, in connection with the closing of the Merger, were exchanged for 5,571 shares of VistaGen’s Common Stock at a purchase price of $3.50 per share and warrants to purchase 1,392 shares of VistaGen’s Common Stock at an exercise price of $5.00 per share.

REVIEW, APPROVAL, OR RATIFICATION OF TRANSACTIONS

To ensure, among other things, that potential conflicts of interest are avoided or declared, the VistaGen Board of Directors adopted a Code of Business Conduct and Ethics.  We intend to adopt a similar Code of Business Conduct and Ethics upon the change in majority control of the Board of Directors, with such change in board composition effective as of the 10th day following the filing of this Information Statement.  This written Code of Business Conduct and Ethics is expected to embody our commitment to ethical principles and set forth the responsibilities of our officers, directors and employees.  Our Code of Business Conduct and Ethics is also expected to address general business ethical principles and other relevant issues.

Although we plan to adopt a Code of Business Conduct and Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family.  Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock have failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

COMMITTEES OF THE BOARD OF DIRECTORS

We currently do not have a standing Audit Committee, Compensation Committee or a Corporate Governance and Nominating Committee.  Currently, our entire Board of Directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee of our Board of Directors on or about July 1, 2011.  We envision that the Audit Committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The Compensation Committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The Corporate Governance and Nominating Committee will be responsible for identifying and recommending nominees to our Board of Directors and overseeing compliance with our corporate governance guidelines.

Our Board of Directors has not made a determination as to whether any member of our Board of Directors is an audit committee financial expert. Upon the establishment of an Audit Committee, the Board of Directors will determine whether any of the directors qualify as an audit committee financial expert.

BOARD LEADERSHIP STRUCTURE AND ROLE ON RISK OVERSIGHT

The leadership structure of the Company’s Board of Directors currently consists of a non-executive Chairman of the Board, Jon S. Saxe, who oversees Board of Directors meetings and works with the Chief Executive Officer to establish meeting agendas.  The Company believes that this structure enhances the independence of the Board of Directors and its ability to provide oversight of the Company and its management. As described above in the section entitled “Committees of the Board of Directors,” the Board of Directors intends to establish standing committees composed of independent directors to provide oversight of specific aspects of business operations and corporate governance. The chairperson of each of these committees will regularly report to the Board of Directors on such committee’s activities and decisions. The Company believes this leadership structure will help facilitate efficient decision-making and communication among the directors and foster efficient Board of Directors function.

Management is primarily responsible for managing risks that the Company may face in the ordinary course of operating its business. The Board of Directors actively oversees potential risks and the Company’s risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to the business. In addition, the Board of Directors plans to delegate risk oversight to each of its key committees within their areas of responsibility.

The Company believes that the leadership structure of it Board of Directors, once standing committees are established, will facilitate the division of risk management oversight responsibilities and enhance the Board of Directors’ efficiency in fulfilling its oversight function with respect to different areas of the Company’s business risks and risk mitigation practices.

DIRECTOR INDEPENDENCE

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent.  However, we evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the Nasdaq National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Jon S. Saxe qualifies as an independent director.  We anticipate that Brian J. Underdown and Gregory A. Bonfiglio, after the 10th day following the filing of this Information Statement, will qualify as independent directors.

BOARD AND COMMITTEE MEETINGS

During the fiscal year ended December 31, 2010, the Board of Directors of Excaliber conducted all of its business by written consent without a meeting.  During the fiscal year ended December 31, 2010, Excaliber had no standing committees of its Board of Directors.

ANNUAL MEETING ATTENDANCE

During the fiscal year ended December 31, 2010, Excaliber did not hold an annual meeting and instead conducted all stockholder business by written consent. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings of stockholders.

NOMINATIONS TO THE BOARD OF DIRECTORS

The Board of Directors does not yet have a standing Corporate Governance and Nominating Committee, but intends to establish one by July 1, 2011.  We believe it is currently appropriate to not have a Corporate Governance and Nominating Committee because our full Board of Directors will not be appointed until the 10th day following the filing of this Information Statement.

The Board of Directors has not yet established a charter for the planned Corporate Governance and Nominating Committee, but intends to do so by July 1, 2011.

The Board of Directors has not yet established a procedure for considering nominees for director nominated by the Company’s stockholders. The Board of Directors believes that our Board of Directors can currently identify appropriate candidates to our Board of Directors. Stockholders may nominate candidates for director in accordance with the advance notice and other procedures contained in our bylaws.

The Board of Directors requires of itself and selects as candidates to the Board of Directors for appointment or nomination individuals of high personal and professional integrity and ability who can contribute to the Board of Directors’ effectiveness in serving the interests of the Company’s stockholders. The Board of Directors also reviews the appropriate skills and characteristics required of board members, including factors that it seeks in board members such as diversity of business experience, diversity of viewpoints and personal background, and diversity of skills in biotechnology, finance, business development, financial reporting and other areas that are expected to contribute to an effective Board of Directors. While the Company does not have a formal policy relating to Board of Directors diversity, the Board of Directors considers each of these factors with a goal of maintaining a diverse Board of Directors in the light of the specific needs of the Board of Directors at that time and without assigning any particular weighting or priority to any one of these factors.

The Board of Directors evaluates all proposed director nominees and incumbent directors before nomination, including the slate of director nominees proposed by the Board of Directors to our stockholders for election and any director nominees to be elected or appointed by the Board of Directors to fill interim director vacancies on the Board of Directors. All of the Company’s members of the Board of Directors may participate in the consideration of director candidates.

EXECUTIVE COMPENSATION

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and, other than the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (collectively, the “Named Executive Officers” or “NEOs”). We do not currently have a Chief Operating Officer and have only three NEOs. Our NEOs are:

•	Shawn K. Singh, J.D., Chief Executive Officer;

•	H. Ralph Snodgrass, Ph.D., President and Chief Scientific Officer; and

•	A. Franklin Rice, MBA, Chief Financial Officer.

Compensation Discussion and Analysis

Our Compensation Objectives

Our compensation practices are designed to attract key employees and to retain, motivate and reward our executive officers for their performance and contribution to our long-term success. Our Board of Directors seeks to compensate our executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with stockholder value creation. Our Board of Directors seeks to tie individual goals to the area of the executive officer’s primary responsibility. These goals may include the achievement of specific financial or business development goals. The Board of Directors seeks to set our performance goals that reach across all business areas and include achievements in finance/business development and corporate development.

Our Board of Directors makes decisions regarding salaries, annual bonuses and equity incentive compensation for our executive officers, approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer and our other executive officers. Our Board of Directors solicits input from our Chief Executive Officer regarding the performance of Excaliber’s other executive officers. Finally, the Board of Directors also administers our incentive compensation and benefit plans.

Although we have no formal policy for a specific allocation between current and long-term compensation, or cash and non-cash compensation, we have established a pay mix for NEOs with a relatively equal balance of both, providing a competitive set salary with a significant portion of compensation awarded on both corporate and personal performance.

Compensation Components

Our compensation going forward will consist primarily of three elements: base salary, annual bonus and long-term equity incentives. We describe each element of compensation in more detail below.

Base Salary

Base salaries for our executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account competitive market compensation paid by other companies in our industry for similar positions and the overall market demand for such executives at the time of hire. An executive officer’s base salary is also determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation is in line with our overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive officers’ success in meeting or exceeding individual objectives. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

Annual Bonus

The Board of Directors assesses the level of the executive officer’s achievement of meeting individual goals, as well as that executive officer’s contribution towards our corporate-wide goals. The amount of the cash bonus depends on the level of achievement of the individual performance goals, with a target bonus generally set as a percentage of base salary and based on the achievement of pre-determined milestones.

Long-Term Equity Incentives

The Board of Directors believes that in order to:

•	assist Excaliber in attracting and retaining management, key employees and non-management directors and providing such employees and directors with incentives to continue to serve Excaliber;

•	create a greater commonality of interests between such employees, directors and the stockholders of Excaliber through incentive compensation based on the value of shares of our Common Stock; and

•	where appropriate, provide such employees and directors an incentive to create or realize value for stockholders of Excaliber through potential partnership opportunities or alternative strategies,

the compensation of executive officers, other key employees and non-management directors should include, in addition to base salary and the annual cash incentive payable to executive officers, equity based compensation that is competitive with peer companies.  The Board of Directors determines the number and terms of equity based compensation granted under the 2008 Plan (as hereinafter defined); however, the executive officers of Excaliber, including the NEOs, are not entitled to any minimum annual number of stock options. Previous grants of stock options are not taken into account by the Board of Directors when considering new stock option grants.

Comparator Group(s)

The Board of Directors intends to establish an appropriate comparator group, for purposes of setting the future compensation of the NEOs.

Compensation of Named Executive Officers

Summary Compensation Table.

The following table sets forth summary information concerning certain compensation awarded, paid to, or earned by the NEOs for all services rendered in all capacities to VistaGen for the fiscal years ended March 31, 2010 and March 31, 2011.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Option Awards(2) ($)	Total ($)

Shawn K. Singh, J.D.	2010	42,563	1,503,422	1,545,985
Chief Executive Officer	2011	168,274	--	168,274
H. Ralph Snodgrass, Ph.D.	2010	80,354	429,215	509,569
President, Chief Scientific Officer	2011	141,486	--	141,486
A. Franklin Rice	2010	77,882	297,202	375,084
Chief Financial Officer	2011	131,802	--	131,802

(1)     Mr. Singh became VistaGen’s Chief Executive Officer on August 20, 2009, converting from part-time to full-time status. To conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2010, Mr. Singh voluntarily reduced his annual base salary (part-time) in fiscal year 2010 from $60,000 to $42,563.  In VistaGen’s fiscal year ended March 31, 2011, Mr. Singh’s annual base salary pursuant to his January 2010 employment agreement was $347,500. However, to conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2011, Mr. Singh voluntarily reduced his fiscal year 2011 salary to $168,274.

Through August 20, 2009, Dr. Snodgrass served as VistaGen’s Chief Executive Officer. To conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2010, Dr. Snodgrass voluntarily reduced his annual base salary in fiscal year 2010 to $80,354.  In VistaGen’s fiscal year ended March 31, 2011, Dr. Snodgrass’ annual base salary pursuant to his January 2010 employment agreement was $305,000.  However, to conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2011, Dr. Snodgrass voluntarily reduced his fiscal year 2011 salary to $141,486.

To conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2010, Mr. Rice voluntarily reduced his salary to $77,882.  In VistaGen’s fiscal year ended March 31, 2011, Mr. Rice’s annual base salary at VistaGen pursuant to his January 2010 employment agreement was $260,000.  However, to conserve cash for VistaGen’s operations in its fiscal year ended March 31, 2011, Mr. Rice voluntarily reduced his fiscal year 2011 salary to $131,802.

(2)     The amounts in this column represent the aggregate grant date fair value of stock option awards granted during the fiscal year presented computed in accordance with Financial Accounting Standards Board Codification Topic 718 ("Topic 718”).  For the assumptions used in the Topic 718 calculations, see Note 13 to the Financial Statements in our Current Report on Form 8-K filed with the SEC on May 16, 2011, incorporated herein by reference.  The amounts in this column, therefore, do not represent cash payments actually received by Mr. Singh, Dr. Snodgrass or Mr. Rice with respect to stock options awarded during the periods presented.  To date, Mr. Singh, Dr. Snodgrass and Mr. Rice have not exercised such stock options, and there can be no assurance that they will ever realize the Topic 718 grant date fair value amounts presented.

None of the NEOs is entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary.

Benefit Plans

401(k) Plan

We maintain a retirement and deferred savings plan for our employees. This plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. The retirement and deferred savings plan provides that each participant may contribute a portion of his or her pre-tax compensation, subject to statutory limits. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions subject to established limits and a vesting schedule.

To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Options Granted to NEOs

The following table provides information regarding each unexercised stock option held by each of the NEOs as of the Record Date.

	Stock Options
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

Shawn K. Singh, J.D.	15,625	14,375	2.26	3/24/2019
	11,250	-	2.26	6/17/2019
	374,998	125,002	3.00	11/4/2019
	123,958	88,542	3.00	12/30/2019
	8,125	1,875	4.20	1/17/2018
	8,125	1,875	4.20	1/17/2018
	10,000	-	1.60	12/21/2016
	20,000	-	1.44	5/17/2017
	-	50,000	3.50	4/25/2021
Total:	572,081	281,669

H. Ralph Snodgrass, Ph.D.	13,021	11,979	2.26	3/24/2014
	12,500	-	2.26	6/17/2014
	56,250	18,751	3.00	11/4/2014
	72,917	52,083	3.00	12/30/2019
	56,818	-	1.76	12/21/2011
	3,181	-	1.76	12/20/2016
	20,000	-	1.58	5/17/2017
	10,156	2,344	4.62	1/17/2013
	-	50,000	3.50	4/25/2021
Total:	244,843	135,156

A. Franklin Rice, MBA	10,417	9,583	2.26	3/24/2019
	10,000	-	2.26	6/17/2019
	37,500	12,500	3.00	11/4/2019
	51,042	36,458	3.00	12/30/2019
	5,500	-	1.90	4/11/2015
	6,250	-	1.76	7/6/2016
	32,500	-	1.60	12/21/2016
	10,000	-	1.44	5/17/2017
	10,156	2,344	4.20	1/17/2018
	-	50,000	3.50	4/25/2021
Total:	173,365	110,885

Employment Agreements

Each of our NEOs had entered into an employment agreement with VistaGen which we assumed in connection with the Merger.

Singh Agreement

Mr. Singh entered into an employment agreement with VistaGen, dated as of April 28, 2010 (as amended on May 9, 2011, the “Singh Agreement”). Under the Singh Agreement, Mr. Singh’s base salary is $347,500 per year. However, in VistaGen’s fiscal year ended March 31, 2011, Mr. Singh voluntarily reduced his annual salary to $168,274 to conserve cash for its operations.   Mr. Singh is eligible to receive an annual incentive bonus of up to 50% of his base salary. Payment of his annual incentive bonus is at the discretion of our Board of Directors. In the event we terminate Mr. Singh’s employment without cause, he is entitled to receive severance in an amount equal to:

•	twelve months of his then-current base salary payable in the form of salary continuation;

•	a pro-rated portion of the incentive bonus that the Board of Directors determines in good faith that Mr. Singh earned prior to his termination; and

•	such amounts required to reimburse him for Consolidated Omnibus Budget Reconciliation Act (“COBRA”) payments for continuation of his medical health benefits for such twelve-month period.

In addition, in the event Mr. Singh terminates his employment with good reason following a change of control, he is entitled to twelve months of his then-current base salary payable in the form of salary continuation.

In addition, the Singh Agreement provides that all our outstanding stock option agreements with Mr. Singh will be amended to provide for:

•	acceleration of vesting of 50% of his then unvested options, if any, pursuant to each such stock option agreement in the event we terminate Mr. Singh’s employment without cause; and

•
full acceleration of vesting of all of his remaining unvested shares, if any, pursuant to each such stock option agreement in the event that we terminate Mr. Singh’s employment without cause within twelve months of a “change of control” (as defined below under “ — Change of Control Provisions”).

Finally, pursuant to the Singh Agreement, the principal and accrued interest owed by Mr. Singh pursuant to that certain full recourse promissory note, dated December 21, 2006, was forgiven and cancelled by VistaGen on May 11, 2011. Within twelve months, Mr. Singh will receive a tax gross-up cash bonus in an amount equal to his U.S. and California income tax liability related to the forgiveness and cancellation of his note.

Snodgrass Agreement

Dr. Snodgrass entered into an employment agreement with VistaGen, dated as of April 28, 2010 (as amended on May 9, 2011, the “Snodgrass Agreement”). Under the Snodgrass Agreement, Dr. Snodgrass’s base salary is $305,000 per year.  However, in VistaGen’s fiscal year ended March 31, 2011, Dr. Snodgrass voluntarily reduced his annual salary to $141,486 to conserve cash for its operations. Dr. Snodgrass will be eligible to receive an annual incentive bonus of up to 50% of his base salary. Payment of his annual incentive bonus is at the discretion of the Board of Directors. In the event we terminate Dr. Snodgrass’s employment without cause, he is entitled to receive severance in an amount equal to:

•	twelve months of his then-current base salary payable in the form of salary continuation;

•	a pro-rated portion of the incentive bonus that the Board of Directors determines in good faith that Dr. Snodgrass earned prior to his termination; and

•	such amounts required to reimburse him for COBRA payments for continuation of his medical health benefits for such twelve-month period.

In addition, in the event Dr. Snodgrass terminates his employment with good reason, he is entitled to twelve months of his then-current base salary payable in the form of salary continuation.

In addition, the Snodgrass Agreement provides that all our outstanding stock option agreements with Dr. Snodgrass will be amended to provide for:

•	acceleration of vesting of 50% of his then unvested options, if any, pursuant to each such stock option agreement in the event we terminate Dr. Snodgrass’s employment without cause; and

•
full acceleration of vesting of all of his remaining unvested shares, if any, pursuant to each such stock option agreement in the event that we terminate Dr. Snodgrass’s employment without cause within twelve months of a “change of control” (as defined below under “— Change of Control Provisions”).

Rice Agreement

Mr. Rice entered into an employment agreement with VistaGen, dated as of April 28, 2010 (as amended on May 9, 2011, the “Rice Agreement”). Under the Rice Agreement, Mr. Rice’s base salary is $260,000 per year. However, in VistaGen’s fiscal year ended 2011, Mr. Rice voluntarily reduced his annual salary to $131,802 to conserve cash for its operations.   Mr. Rice will be eligible to receive an annual incentive bonus of up to 40% of his base salary. Payment of his annual incentive bonus is at the discretion of the Board of Directors. In the event we terminate Mr. Rice’s employment without cause, he is entitled to receive severance in an amount equal to:

•	twelve months of his then-current base salary payable in the form of salary continuation;

•	a pro-rated portion of the incentive bonus that the Board of Directors determines in good faith that Mr. Rice earned prior to his termination; and

•	such amounts required to reimburse him for COBRA payments for continuation of his medical health benefits for such twelve-month period.

In addition, in the event Mr. Rice terminates his employment with good reason following a change of control, he is entitled to twelve months of his then current base salary payable in the form of salary continuation.

In addition, the Rice Agreement provides that all our outstanding stock option agreements with Mr. Rice will be amended to provide for:

•	acceleration of vesting of 50% of his then unvested options, if any, pursuant to each such stock option agreement in the event we terminate Mr. Rice’s employment without cause; and

•
full acceleration of vesting of all of his remaining unvested shares, if any, pursuant to each such stock option agreement in the event that we terminate Mr. Rice’s employment without cause within twelve months of a “change of control” (as defined below under “— Change of Control Provisions”).

Finally, pursuant to the Rice Agreement, the principal and accrued interest owed by Mr. Rice pursuant to that certain full recourse promissory note, dated March 12, 2007, was forgiven and cancelled by VistaGen on May 11, 2011. Within twelve months thereafter, Mr. Rice shall receive a tax gross-up cash bonus in an amount equal to his U.S. and California income tax liability related to the forgiveness and cancellation of his note.

Change of Control Provisions

Pursuant to each of their respective employment agreements, Dr. Snodgrass is entitled to severance if he terminates his employment at any time for “good reason,” (as defined below) while Mr. Singh and Mr. Rice are entitled to severance if either of them terminates his employment for good reason only after a change of control. Under their respective agreements, “good reason” means any of the following events if the event is effected by Excaliber without the executive’s consent (subject to Excaliber’s right to cure):

•	a material reduction in the executive’s responsibility; or

•	a material reduction in the executive’s base salary following the Merger except for reductions that are comparable to reductions generally applicable to similarly situated executives of Excaliber.

Furthermore, pursuant to their respective employment agreements and their stock option award agreements as amended, in the event we terminate the executive without cause within twelve months of a change of control, the executive’s remaining unvested shares become fully vested and exercisable. Upon a change of control in which the successor corporation does not assume the executive’s stock options, the stock options granted to the executive under the 1999 Plan become fully vested and exercisable.

Pursuant to their respective employment agreements, a change of control occurs when: (i) any “person” as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (other than Excaliber, a subsidiary, an affiliate, or an Excaliber employee benefit plan, including any trustee of such plan acting as trustee) becoming the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of Excaliber representing 50% or more of the combined voting power of Excaliber’s then outstanding securities; (ii) a sale of substantially all of Excaliber’s assets; or (iii) any merger or reorganization of Excaliber whether or not another entity is the survivor, pursuant to which the holders of all the shares of capital stock of Excaliber outstanding prior to the transaction hold, as a group, fewer than 50% of the shares of capital stock of Excaliber outstanding after the transaction.

In the event that following termination of employment amounts are payable to an executive pursuant to his employment agreement, the executive’s eligibility for severance is conditioned on executive having first signed a release agreement.

Pursuant to their respective employment agreements, the estimated amount that could be paid by Excaliber assuming that a change of control occurred on the last business day of Excaliber’s current fiscal year, is $347,500 for Mr. Singh, $305,000 for Dr. Snodgrass, and $260,000 for Mr. Rice, excluding the imputed value of accelerated vesting of incentive stock options.

DIRECTOR COMPENSATION

Although our directors were not paid in the last fiscal year, on July 1, 2011, the Chairman of our Board of Directors, who is an independent director, will be paid $12,500 for serving in such role and will, beginning on October 1, 2011, receive $2,500 quarterly. On July 1, 2011, our independent directors will be paid $12,500 and will, beginning on October 1, 2011, receive $2,000 quarterly for serving on our Board of Directors.  The Chairman of our Audit Committee (once established) and each independent director who serves as a member of our Audit Committee (once established) will also receive $1,000 quarterly.  In addition, from time to time, our independent directors may receive non-qualified stock option awards.

The following summarizes the aggregate number of stock options outstanding at the Record Date for the directors whose appointment will be effective as of the 10th day following the filing of this Information Statement: Jon S. Saxe – 138,625; Gregory Bonfiglio – 102,500; and Brian J. Underdown, Ph.D. – 92,500.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

We currently do not have a Compensation Committee, but anticipate establishing one on or about July 1, 2011.

During the last completed fiscal year, all compensation matters were approved by the full Board of Directors.  During the last completed fiscal year, Stephanie Y. Jones and Matthew L. Jones served as both executive officers and directors of the Company and participated in executive compensation deliberations of the Board of Directors.  Ms. Jones and Mr. Jones are no longer executive officers of the Company, and will no longer be directors of the Company upon the 10th day following the filing of this Information Statement with the SEC.

No member of the Board of Directors or executive officer of the Company has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company’s Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

The Company does not have a formal policy regarding stockholder communication with the Board of Directors. However, stockholders may send communications to our Board of Directors by writing to: Jon S. Saxe, 384 Oyster Point Boulevard, No. 8, South San Francisco, California 94080, Attention: Board of Directors.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPANY: Dated: June 8, 2011	EXCALIBER ENTERPRISES, LTD. By: /s/ Shawn K. Singh, JD Shawn K. Singh, JD Chief Executive Officer